Exhibit (a)(1)(x)

FORM OF COMMUNICATION TO ELIGIBLE EMPLOYEES REJECTING THE

ELECTION FORM UNDER THE EXCHANGE PROGRAM

Date:

To:	[Eligible Employee/s]

From:	Weight Watchers International, Inc.

Re:	Rejected Election Form Under Exchange Program

Unfortunately, your Election Form regarding our Exchange Program was either inaccurate, incomplete, or improperly signed and was not accepted.

If you wish to participate in the Exchange Program, please complete and execute the attached Election Form and deliver it to Weight Watchers International, Inc. so that it is received before the Expiration Time (5:00 p.m., New York City time, on June 22, 2015), unless the Offer is extended by us, by one of the following means:

By Regular Mail:

Weight Watchers International, Inc.

Attention: Corporate Secretary

675 Avenue of the Americas, 6th Floor

New York, New York 10010; or

By e-mail:

optionexchange@weightwatchers.com.

Please ensure that you receive a confirmation of receipt from us after you submit your Election Form. If we do not receive a properly completed and signed Election Form from you before the Expiration Time, all Eligible Options currently held by you will remain outstanding according to their existing terms.

You should direct questions about the Exchange Program or requests for assistance (including requests for additional copies of the Offering Memorandum, the Election Form or other documents relating to this Exchange Program) by e-mail directly to optionexchange@weightwatchers.com. You may also call Ms. Stephanie Delavale, who manages our stock incentive plans, at 516-390-1851. You will have the ability to leave a voice message on this extension.